      As filed with the Securities and Exchange Commission on July 24, 2001
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                  Schedule TO/A
            Tender Offer Statement under Section 14(d)(1) or 13(e)(4)
                     of the Securities Exchange Act of 1934

                                 Amendment No. 1

                               The Italy Fund Inc.
                       (Name of Subject Company (issuer))

                               The Italy Fund Inc.
                 (Names of Filing Persons (offerer and issuer))

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                    465395101
                      (CUSIP Number of Class of Securities)

                            Christina T. Sydor, Esq.
                                    Secretary
                               The Italy Fund Inc.
                              7 World Trade Center
                            New York, New York 10048
                                 (212) 783-0693
            (Name, address, and telephone number of person authorized
               to receive notices and communications on behalf of
                                 filing persons)

                                 With a copy to:

                             Burton M. Leibert, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                          New York, New York 10019-6099

                            Calculation of Filing Fee

================================================================================
Transaction Valuation                                       Amount of Filing Fee
--------------------------------------------------------------------------------
$14,430,809 (a)                                                 $2,886.16 (b)
================================================================================

(a) Calculated as the aggregate maximum purchase price to be paid for 1,691,573 shares in the offer, based upon a price per share of $8.53, which represents 95% of the net asset value per share at June 13, 2001.

(b) Calculated as 1/50th of 1% of the Transaction Valuation.

[x] Check the box if any part of the fee is offset as provided by Rule O-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,886.16
Form or Registration No. Schedule TO
Filing Party: The Italy Fund Inc.
Date Filed: June 20, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]     going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]
================================================================================

                             Introductory Statement

     This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the "Schedule TO") filed with the Securities and Exchange Commission (the "Commission") by The Italy Fund Inc., a Maryland corporation (the "Fund"), on June 20, 2001 (the "Schedule TO"), relating to the offer by the Fund to purchase for cash up to 1,691,573 of the Fund's issued and outstanding shares of Common Stock, par value $0.01 per share, upon the terms and subject to the conditions contained in the Offer to Purchase dated June 20, 2001 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") and are filed as exhibits to the Schedule TO.

     The Schedule TO is hereby amended and supplemented by adding the following:

     A total of 4,381,047.047 shares of the Fund's Common Stock were tendered in the Tender Offer, prior to the expiration of the Tender Offer at 12:00 Midnight Eastern Time, on July 19, 2001. The Fund accepted 1,691,573 shares of Common Stock for payment at a price of $7.92 per share. On a pro-rated basis, 38.61% of the shares of Common Stock tendered by each tendering stockholder were accepted for payment.

     Reference is hereby made to the press release issued by Fund on July 20, 2001 and the press release issued by the Fund on July 24, 2001, copies of which are attached hereto as Exhibit (a)(9) and (a)(10), respectively, and are incorporated herein by reference.


Item 12. Exhibits.

Exhibit (a)(9)      Text of Press Release issued by The Italy Fund Inc. on July
                    20, 2001

Exhibit (a)(10)     Text of Press Release issued by The Italy Fund Inc. on July
                    24, 2001

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       THE ITALY FUND INC.

                                       By: /s/ Heath B. McLendon
                                           ------------------------------
                                       Name:  Heath B. McLendon
                                       Title: Chairman of the Board of Directors

Dated: July 24, 2001

                                  EXHIBIT INDEX

The following item is hereby added to the Exhibit Index:

Exhibit No.         Exhibit Description
-----------         -------------------

Exhibit (a)(9)      Text of Press Release issued by The Italy Fund Inc. on July
                    20, 2001

Exhibit (a)(10)     Text of Press Release issued by The Italy Fund Inc. on July
                    24, 2001